FOR IMMEDIATE RELEASE:  July 5, 2010                                                                                                                                         PR10-10

Atna Announces Gold Participating Bond Offering

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) – (TSX:ATN) is pleased to announce that it has engaged Canaccord Genuity Limited and CAT Brokerage AG to arrange a private placement offering (the “Offering”) of tranche B of gold participating bonds (the “Bonds”). Canaccord Genuity Limited will also act as placing agent in connection with the Offering of the Bonds.

The Bonds, which will mature on September 30, 2014, and will bear interest at a rate of 8.5 percent per annum on the declining balance. The Bonds will represent a senior unsecured obligation of Atna by way of a corporate guarantee. The Bonds will be redeemed in 16 equal quarterly installments based on a Gold Equivalent Amount. The Gold Equivalent Amount will be established, at closing, by dividing the amount of the Offering by the lesser of the London PM fixing price and the trailing 30 calendar day average gold price based on the London PM fixing price. The quarterly gold deliveries will be converted to participating interests in a gold exchange-traded fund equivalent to the value of gold ounces delivered.

It is anticipated that the amount of gold committed over the term of the Bonds, including the previous tranche A bonds will represent less than 20 percent of the average annual forecast gold production of Atna's wholly-owned Briggs Mine in California over the term of the Bond. Atna intends to use the proceeds of the Offering for general corporate purposes including the construction and development of its Reward Gold Mine in Nevada. Closing of the Offering will be subject to final documentation as well as regulatory and final board approvals.

"We have now made two payments on our tranche A gold participating bonds and the structure, which is non-dilutive to our shareholders, is working as expected. Closing this second tranche of gold participating bonds will further strengthen our balance sheet and allow us to initiate drilling operations at our Briggs and Reward gold properties and to further advance construction activities at our Reward Gold Project. Reward is expected to commence facility construction during Q3 2010 and enter production in the summer of 2011. This will afford Atna a multi-mine production profile and is expected to increase our annual production by up to 30,000 ounces of gold,” states James Hesketh, President  & CEO.

For additional information on Atna, please visit our website at www.atna.com.

This news release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to a proposed sale of gold participating bonds and the proposed use of proceeds. Such statements include, without limitation, statements regarding the anticipated amount of gold to be committed under the Bonds and the proposed use of proceeds. Although Atna believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of Atna’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Atna disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: Atna’s inability to secure subscriptions from subscribers to complete the proposed gold bond sale in whole or in part, a management decision to change the use of proceeds based on changing circumstances, Atna might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration and development operations, the risk that Atna will encounter unanticipated geological factors, Atna’s need for and ability to obtain additional financing, and the other risk factors discussed in greater detail in Atna’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including Atna’s 2009 Form 20-F dated March 26, 2010.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
Ryan Cohen, Canaccord Genuity Limited - 44 (0) 207 050 6765
www.atna.com